Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

January 28, 2015

JYN

iPath® JPY/USD Exchange Rate ETN

ETN Description

The iPath® JPY/USD Exchange Rate ETN (the "ETNs") is designed to provide investors with exposure to the JPY/USD Exchange Rate. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, obligations of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

Index Description

The JPY/USD exchange rate (the "Index") is a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar. When the Japanese yen appreciates relative to the U.S. dollar, the JPY/USD exchange rate increases (and the value of the ETNs increases); when the Japanese yen depreciates relative to the U.S. dollar, the JPY/USD exchange rate decreases (and the value of the ETNs decreases). The JPY/USD exchange rate is determined by dividing one by the U.S. dollar/Japanese yen exchange rate and truncating the quotient to ten decimal places. Owning the ETNs is not the same as owning Japanese Yen and will not reflect the return you would realize if you actually purchased Japanese yen and converted them into U.S. dollars.

ETN Details

Ticker	JYN
Intraday Indicative Value Ticker	JYN.IV
CUSIP	06739G851
ISIN	GB00B1WPB282
Primary exchange	NYSE Arca
Investor Fee Rate[1]	0.40% per annum
Deposit Rate[2]	Mutan rate *minus* 0.25%
Inception date	5/8/2007
Maturity date	5/14/2037
Issuer	Barclays Bank PLC
Callable ETN	No

Index Details

Index name	JPY/USD Exchange Rate
Composition	Spot exchange rate
Number of components	1
Bloomberg Index ticker	USDJPY WMCO

[1] The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee will equal to (1) 0.40% *times* (2) the principal amount of your ETNs *times* (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) *divided by* (4) 365. The index factor on any given day will be equal to the currency component on that day *times* the accumulation component on that day.

[2] For the iPath® JPY/USD Exchange Rate ETN, the Deposit Rate on any given day will be equal to Bank of Japan's uncollateralized overnight call rate, as reported on Reuters page TONAT or any successor page on the immediately preceding business day (the "Mutan rate"), *minus* 0.25%. The Deposit Rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of Japanese yen.

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JYN

Cumulative Return


60%
45%
30%
15%
0%
-15%
Jan 08
Jan 09
Jan 10
Jan 11
Jan 12
Jan 13
Jan 14
iPath® JPY/USD Exchange Rate ETN
JPY/USD Exchange Rate

Source: Barclays, BlackRock (based on daily returns since ETN inception date; 05/08/07-06/30/14).

Index Composition


JPY/USD SPOT EXCHANGE RATE
100.00%

Source: Barclays, as of 6/30/2014. Index composition is subject to change.

Annualized Performance, Standard Deviation And Correlation History

	3-month Return %	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	Since ETN Inception 05/08/07 Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
iPath® JPY/USD Exchange Rate ETN	1.55	3.56	-2.58	-7.98	-1.61	1.81	7.94	-0.86
JPY/USD Exchange Rate	1.62	3.66	-2.12	-7.44	-1.13	2.28	9.43	1.00
S&P 500® TR Index	5.23	7.14	24.61	16.58	18.83	6.03	13.40	-0.19
MSCI EAFE TR Index	4.09	4.78	23.57	8.10	11.77	1.14	19.16	-0.15
MSCI Emerging Markets TR Index℠	6.60	6.14	14.31	-0.39	9.24	3.24	17.05	-0.09
Barclays U.S. Aggregate Bond TR Index	2.04	3.93	4.37	3.66	4.85	5.07	2.85	0.59
Bloomberg Commodity Index Total Return℠	0.08	7.08	8.21	-5.17	1.99	-2.73	15.02	0.10

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets Index℠ is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total Return℠ reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/09-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[4] Correlations based on monthly returns for 06/09-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

IP-JYN-0614

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Jffin The Etns Are Exposed To Any Decrease In The Level Of The Underlying Index Between The Inception Date And The You Will Lose Some Or All Of Your Investment At Maturity Or Upon Redemption, Even If The Value Of Such Index Has Increased. Because The Etns Are Subject To An Investor Fee And Any Other Applicable Costs, The Return On The Etns Will Always Be Lower Than The Total Return On A Direct Investment In The Index Components. The The Etns Are Unsecured Debt Obligations Of The Issuer, Barclays Bank Plc, And Are Not, Either Directly Or Indirectly, An Obligation Of Or Guaranteed By Any Third Party. Any Payment To Be Made On The Etns, Including Any Payment At Maturity Or Upon Redemption, Depends On The Ability Of Barclays Bank Plc To Satisfy Its Obligations As They Come Due. As A Result, The Actual And Perceived Creditworthiness Of Barclays Bank Plc Will Affect The Market Value, If Any, Of The Etns Prior To Maturity Or Redemption. In Addition, In The Event Barclays Bank Plc Were To Default On Its Obligations, You May Not Receive Any Amounts Owed To You Under The Terms Of The Etns. An Investment In Etns Linked To The Performance Of A Foreign Currency Exchange Rate Is Subject To Risks Associated With 6256 .\u56256 The Market Value Of The Etns Include Prevailing Market Prices Of The U.s. Stock Or Foreign Exchange Markets, The Index Components Included In The Underlying Index. Although The Etns Are Listed On Nffise Arca, A Trading Market For The Etns May Not Develop And The Liquidity Of The Etns May Be Limited, As We Are Not Required To Maintain Any Listing Of The Etns. Ffiou May Not Receive Any Interest Payments On The Etns. Ip-jffin-i0614 No Principal Protection Ability To Execute Tactical Views credit Risk Of The Issuer Interest Rate Management concentration Of Index Exposure Hedging Tool Minimum Number Of Etns Required To Redeem Directly With Issuer** Exchange Listed Market Risk Daily Redemption Capabilities Directly To Issuer** Ffiearly Fee And Applicable Costs The Same Series At One Time In Order To Exercise The Right To Redeem The Etns On Any Redemption Date. *** Excluding Fees And Applicable Costs And Applies Only To The Indicative Value, Not Necessarily To The Secondary Market Price. Tracking Error Refers To The Under/Over Performance Differential Of An Etn Versus Its Underlying Index Over A Given Time Period, After Accounting For The Etn’s Fees And Costs. One Cannot Invest Directly In An Index. 1-877-764-7284 Www.ipathetn.com Page 3 Of 4

Ffiou Must Redeem At Least 50,000 Etns Of The Same Series At One Time In Order To Exercise Your Right To Redeem Your Etns On Any Redemption Date. Ffiou May Only Redeem Your Etns On A Redemption Date If We Receive A Notice Of Redemption From You By Certain Dates And Times As Set Forth In The Product Prospectus. Situation. Blackrock Investments, Llc, Assists In The Promotion Of The Ipath Etns. The Etns May Be Sold Throughout The Day On The Exchange Through Any Brokerage Account. commissions May Apply And There Are Tax Consequences In The Event Of Sale, Redemption Or Maturity Of Etns. © 2015 Barclays Bank Plc. All Rights Reserved. Ipath, Ipath Etns And The Ipath Logo Are Registered Trademarks Of Barclays Bank Plc. All Other Trademarks, Servicemarks Or Registered Trademarks Are The Property, And Used With The Permission, Of Their Respective Owners. Ip-0741-1014 Ip-jffin-i0614 1-877-764-7284 Www.ipathetn.com Page 4 Of 4 Jffin__